
SingTel

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

2 May 2003


03025000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

SUPPL

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

Christina Tan (Ms)
Legal Counsel


SEC MAIL PROCESSING
RECEIVED
JUL 31 2003
WASH, D.C. 181 SECTION

Encs.

/Announcement/Submission to SEC/CT/at

SEC File No: 82-3622

MASNET No. 23 OF 30.04.2003
Announcement No. 23

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	30/04/2003
Date of change of interest:	28/04/2003
Name of registered holder:	CDP : DBS Vickers SEC
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Open Market Sale

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(64,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.38000
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,628,000	11,971,746,846
% of issued share capital:	0.01	67.16
No. of shares held after the transaction:	2,564,000	11,971,746,846
% of issued share capital:	0.01	67.16
Total shares:	2,564,000	11,971,746,846

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 30/04/2003, the date of receipt of the notice, to the SGX

MASNET No. 33 OF 29.04.2003
Announcement No. 87

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Private) Limited
Date of notice to company:	29/04/2003
Date of change of interest:	24/04/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Open Market Sale

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(26,000)
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.38000
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,654,000	11,971,746,846
% of issued share capital:	0.01	67.16
No. of shares held after the transaction:	2,628,000	11,971,746,846
% of issued share capital:	0.01	67.16
Total shares:	2,628,000	11,971,746,846

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 29/04/2003, the date of receipt of the notice, to the SGX

MASNET No. 14 OF 29.04.2003
Announcement No. 48

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	28/04/2003
Date of change of interest:	28/04/2003
Name of registered holder:	HSBC (Singapore) Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(90,000)
% of issued share capital:	0.0005
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3728
No. of shares held before the transaction:	26,569,667
% of issued share capital:	0.1491
No. of shares held after the transaction:	26,479,667
% of issued share capital:	0.1485

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,062,874,233	
% of issued share capital:	5.9626	
No. of shares held after the transaction:	1,062,784,233	
% of issued share capital:	5.962	
Total shares:	1,062,784,233	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 29/04/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 23 OF 28.04.2003
Announcement No. 23

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	25/04/2003
Date of change of interest:	25/04/2003
Name of registered holder:	United Overseas Bank Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares from an existing client account

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(2,163,720)
% of issued share capital:	0.0121
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	64,083,496
% of issued share capital:	0.3595
No. of shares held after the transaction:	61,919,776
% of issued share capital:	0.3474

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,065,037,953	
% of issued share capital:	5.9747	
No. of shares held after the transaction:	1,062,874,233	
% of issued share capital:	5.9626	
Total shares:	1,062,874,233	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 28/04/2003, the date of receipt of the notice, to the SGX

MASNET No. 22 OF 28.04.2003
Announcement No. 22

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	25/04/2003
Date of change of interest:	25/04/2003
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Transfer of shares from an existing client account

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(16,736,840)
% of issued share capital:	0.0939
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	518,222,411
% of issued share capital:	2.9071
No. of shares held after the transaction:	501,485,571
% of issued share capital:	2.8133

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,081,774,793	
% of issued share capital:	6.0686	
No. of shares held after the transaction:	1,065,037,953	
% of issued share capital:	5.9747	
Total shares:	1,065,037,953	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 28/04/2003, the date of receipt of the notice, to the SGX

MASNET No. 21 OF 28.04.2003
Announcement No. 21

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	25/04/2003
Date of change of interest:	25/04/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others These shares were disposed of through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(44,000)
% of issued share capital:	0.0002
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.3700
No. of shares held before the transaction:	455,840,171
% of issued share capital:	2.5572
No. of shares held after the transaction:	455,796,171
% of issued share capital:	2.5569

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,081,818,793	
% of issued share capital:	6.0688	
No. of shares held after the transaction:	1,081,774,793	
% of issued share capital:	6.0686	
Total shares:	1,081,774,793	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 28/04/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 20 OF 28.04.2003
Announcement No. 20

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	25/04/2003
Date of change of interest:	25/04/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares into an existing client account

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	216,800
% of issued share capital:	0.0012
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	455,623,371
% of issued share capital:	2.556
No. of shares held after the transaction:	455,840,171
% of issued share capital:	2.5572

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,081,601,993	
% of issued share capital:	6.0676	
No. of shares held after the transaction:	1,081,818,793	
% of issued share capital:	6.0688	
Total shares:	1,081,818,793	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 28/04/2003, the date of receipt of the notice, to the SGX

MASNET No. 19 OF 28.04.2003
Announcement No. 19

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	25/04/2003
Date of change of interest:	25/04/2003
Name of registered holder:	Citibank N.A. (Singapore)
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of shares into an existing client account

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	610,000
% of issued share capital:	0.0034
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction:	2,388,160
% of issued share capital:	0.0134
No. of shares held after the transaction:	2,998,160
% of issued share capital:	0.0168

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,080,991,993	
% of issued share capital:	6.0642	
No. of shares held after the transaction:	1,081,601,993	
% of issued share capital:	6.0676	
Total shares:	1,081,601,993	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 28/04/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 35 OF 25.04.2003
Announcement No. 63

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temaske Holdings (Private) Limited
Date of notice to company:	25/04/2003
Date of change of interest:	22/04/2003
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Open Market Purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	90,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.43000
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	2,564,000	11,971,746,846
% of issued share capital:	0.01	67.16
No. of shares held after the transaction:	2,654,000	11,971,746,846
% of issued share capital:	0.01	67.16
Total shares:	2,654,000	11,971,746,846

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 25/04/2003, the date of receipt of the notice, to the SGX

MASNET No. 9 OF 25.04.2003
Announcement No. 37

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	24/04/2003
Date of change of interest:	24/04/2003
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were disposed of through an open market transaction at shareholder discretion

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(48,000)
% of issued share capital:	0.0003
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.37
No. of shares held before the transaction:	455,671,371
% of issued share capital:	2.5562
No. of shares held after the transaction:	455,623,371
% of issued share capital:	2.556

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,081,039,993	
% of issued share capital:	6.0645	
No. of shares held after the transaction:	1,080,991,993	
% of issued share capital:	6.0642	
Total shares:	1,080,991,993	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 25/04/2003, the date of receipt of the notice, to the SGX

SEC File No: 82-3622

MASNET No. 3 OF 01.05.2003
Announcement No. 3

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - Southern Cross Refinancing

Optus Networks Pty Limited ("Optus") announced that the Southern Cross bank facility has been successfully restructured with the cable company's senior banking syndicate.

Southern Cross is owned by Optus (39.99%), Telecom New Zealand (50%) and Worldcom (10.01%). It is currently capitalised via US$30 million of shareholder's equity, US$120 million of shareholder advances, and, as of 1 May 2003, US$363.7 million of senior bank debt.

Under the revised arrangements, the maturity date of a portion of Southern Cross' senior bank debt has been extended to April 2008 and other terms of the bank facility have been modified in order to provide Southern Cross with additional financial flexibility. These include a lower cost of funds, longer maturity and deferred repayment profile from the borrowing arrangements that previously existed. This will better align Southern Cross' overall debt amortisation payments with anticipated future cash flows.

Optus has provided contingent credit support for up to US$45.3 million and Telecom New Zealand for up to US$105.7 million for a portion of the senior bank debt. The contingent credit support exposure will reduce as the bank facility is repaid with the proceeds from further market sales. This arrangement does not affect Southern Cross' existing capital structure.

Submitted by Chan Su Shan (Ms), Company Secretary on 01/05/2003 to the SGX

SEC File No: 82-3622

MASNET No. 46 OF 30.04.2003
Announcement No. 46

SINGAPORE TELECOMMUNICATIONS LIMITED

Announcement - SingTel Group's results for the year ended 31 March 2003

Singapore Telecommunications Limited ("SingTel") wishes to announce that it will announce its results for the year ended 31 March 2003 on 8 May 2003, before the start of trading on the Singapore Exchange.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 30 April 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 30/04/2003 to the SGX

MASNET No. 88 OF 28.04.2003
Announcement No. 88

SINGAPORE TELECOMMUNICATIONS LIMITED

CLARIFICATION BY SINGAPORE POST LIMITED

It was written in the article entitled "High yields make it a compelling buy" in The Straits Times on 22 April 2003 that it was understood that the proposed dividends of Singapore Post Limited ("SingPost") of S$80 million for the financial year ended 31 March 2003 (the "Proposed FY 2003 Dividends") are franked dividends.

SingPost had indicated in its prospectus dated 19 April 2003 (the "Prospectus") that SingPost intends to recommend the Proposed FY 2003 Dividends on a net dividend basis. The Proposed FY 2003 Dividends are expected to be paid out of SingPost's revenue reserve. It was also indicated in the Prospectus that so long as SingPost (being subject to Singapore corporate tax) has not moved to the one-tier corporate tax system (which it has not), the shareholders of SingPost may continue to receive dividends (other than tax exempt dividends) with tax credits attached under the current imputation system. SingPost therefore wishes to clarify that it expects the Proposed FY 2003 Dividends to have tax credits.

With regard to any dividends that may be declared by SingPost after the Proposed FY 2003 Dividends, SingPost will state whether such dividends will be franked or not (and if so, the amount of any dividend that will be franked) when they are announced in the future.

Submitted by Chan Su Shan (Ms), Company Secretary on 28/04/2003 to the SGX

MASNET No. 39 OF 25.04.2003
Announcement No. 67

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT - INCORPORATION OF SUBSIDIARY - FUZHOU IPACS COMPUTER CO., LTD

SINGAPORE TELECOMMUNICATIONS LIMITED

ANNOUNCEMENT PURSUANT TO CLAUSE 704 OF THE SGX LISTING MANUAL

INCORPORATION OF SUBSIDIARY - FUZHOU IPACS COMPUTER CO., LTD

Singapore Telecommunications Limited ("SingTel") wishes to announce that, IPACS Technology Pte Ltd, an indirect subsidiary in which SingTel has 51% interest, has incorporated a wholly-owned subsidiary known as Fuzhou IPACS Computer Co., Ltd ("Fuzhou IPACS").

Fuzhou IPACS is a company incorporated in China with an authorised share capital of US$120,000. The principal activity of Fuzhou IPACS is the provision of IT application services, software development, systems integration, product consultancy and technical services. The directors of Fuzhou IPACS are Messrs Goh Chin Hoe, Hu Yee Cheng, Wong Sing Lam and Li De Huang.

By Order of the Board

Chan Su Shan (Ms)
Company Secretary

Dated : 25 April 2003

Submitted by Chan Su Shan (Ms), Company Secretary on 25/04/2003 to the SGX